BD

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2004
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04004152

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 56980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.S. Thomas & Associates, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3309 56th Street N.W., Suite 102
(No. and Street)

Gig Harbor, (City) WA (State) 98335 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffey Levine (860) 683-1450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1301 A Street, Suite 600, (Address) Tacoma, (City) WA (State) 98402 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publ must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 2*

3/29

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

S.S. THOMAS & ASSOCIATES, LLC

INDEPENDENT AUDITOR'S REPORT
and
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members
S.S. Thomas & Associates, LLC

We have audited the accompanying statement of financial condition of S.S. Thomas & Associates, LLC as of December 31, 2003 and 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of S.S. Thomas & Associates, LLC as of December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Tacoma, Washington
January 13, 2004

ASSETS

	DECEMBER 31, 2003	DECEMBER 31, 2002
Cash	$ 5,420	$ 31,118
Accounts receivable	143,315	3,189
Note receivable	798,464	--
Prepaid expenses and deposits	1,747	1,747
Furniture and equipment, net of accumulated depreciation of $34,519 and $22,574	36,390	20,170
Securities, at estimated fair value	10,950	11,500
	$ 996,286	$ 67,724

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
LIABILITIES		
Accounts payable	$ 13	$ 592
Accrued payroll taxes	106	14,182
	119	14,774
COMMITMENTS (Note 5)		
MEMBERS' EQUITY		
Contributed capital	34,419	34,419
Retained earnings	961,748	18,531
	996,167	52,950
	$ 996,286	$ 67,724

Note 1 – Description of Operations and Summary of Significant Accounting Policies

Operations – S.S. Thomas & Associates LLC, (the Company), a Washington Limited Liability Company, is a private equity boutique focused on creating alternative investment products, and providing financial consulting services to large institutional investors and high net worth individuals. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investors Protection Corporation (SIPC). The Company's primary source of revenue is from contractual retainer and placement fees.

Revenue Recognition – Generally, retainer fees for contracted services are due on a monthly basis during the term of the agreement. First payment is due upon execution of the contract and is immediately recognized as revenue, subsequent payments are recognized when received. In some cases, a portion of the retainer fee may be credited against the placement fee received by the Company. A placement fee is typically based on an agreed percentage of aggregated capital commitments made by investors or interests sold to investors at closing and is recognized when earned. Reimbursable costs are recorded as incurred.

Accounts Receivable – The Company carries its accounts receivable at cost. The Company evaluates its accounts receivable on an ongoing basis and writes off any accounts deemed uncollectible. The Company does not accrue interest on past due accounts nor does it maintain an allowance for doubtful accounts.

Bad Debts Recognition – Uncollectible accounts receivable are charged directly against revenues when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Bad debt expense totaled $5,000 for the year ended December 31, 2003.

Furniture and Equipment – Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over two to five years. Depreciation expense totals $12,269 and $6,964 for the years ended December 31, 2003 and 2002, respectively.

Securities – Equity securities held for investment purposes are carried at fair value as determined by management.

Federal Income Tax – The Company has elected to be a limited liability company (LLC) for tax purposes, and its income or loss is included in the personal tax return of the members.

Practice Development – Costs related to marketing the Company's services are expensed as incurred.

Note 1 – Description of Operations and Summary of Significant Accounting Policies (continued)

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 – Securities

During 2000, the Company purchased shares of common stock and stock warrants of The NASDAQ Stock Market, Inc. for $33,063. Throughout 2000 and 2001, these securities were not readily marketable and were carried at cost, which approximated fair value. During 2002, the Nasdaq Common Stock went public and the warrants became exercisable on June 28, 2002.

The common stock is valued at the quoted market price of $9.45 per share at December 31, 2003. The strike price on the stock warrants at December 31, 2003 is $14 per warrant. Therefore, management has estimated the value of the stock warrants at $1 per warrant. Unrealized loss on marketable securities totals $550 and $21,563 at December 31, 2003 and 2002, respectively.

Note 3 – Note Receivable

The Company has a note receivable for success fees earned in 2003. The note is unsecured, bearing interest at 3% and matures July 2004. The balance at December 31, 2003 is $798,464.

Note 4 – Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Company has net capital of $13,325, which is $8,325 in excess of its required net capital. The Company's net capital ratio at December 31, 2003, is .0089 to 1.

At December 31, 2002, the Company has net capital of $24,427, which is $19,427 in excess of its required net capital. The Company's net capital ratio at December 31, 2002, is .60 to 1.

Because the Company does not trade or carry securities accounts for customers or perform custodial functions relating to customer securities, it is not subject to certain other regulatory requirements of the SEC.

Note 5 – Lease Commitments

The Company leases office space and certain equipment. Rent expense for 2003 and 2002 totals $46,575 and $47,435, respectively. Future minimum rental payments under noncancelable operating leases with an initial term of at least one year as of December 31, 2003 are:

2004	$ 43,643
2005	20,895
2006	20,895
2007	20,895
2008	20,895
	$ 127,223

Note 6 – Major Customers

At December 31, 2003, three customers account for approximately 98% of the Company's total revenues and owe the Company approximately $928,000.

At December 31, 2002, four customers account for approximately 95% of the Company's total revenues and owe the Company approximately $3,200.

Note 7 – Guaranteed Payments

The Company's Amended and Restated Limited Liability Company Operating Agreement stipulates that, at the discretion of the president, members may receive guaranteed payments. These payments are not based on net partnership income or taxable net partnership income, but rather on the value of the services the member renders to the partnership each year.

The guaranteed payments are recorded as expenses to the Company, but the related employment taxes on these amounts are paid by the members at the individual income tax level.

Guaranteed payments to members are included in salary and payroll taxes expense on the accompanying statements of operations and total $296,000 and $181,000 for the years ended December 31, 2003 and 2002, respectively.

Note 8 – Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at a regional office of the Securities and Exchange Commission.